# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Frontier Communications Parent, Inc., CIK 0000020520
CUSIP: 35909D109
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 1919 McKinney Avenue, Dallas, Texas (TX), 75201
Date of event which requires filing of this statement: 03/17/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001104659-23-065438
Filed by CIK 0001259313
Persons authorized to receive notices and communications: Naseem Sagati Aghili, 1800 Avenue of the Stars, Suite 1400, Los Angeles, California (CA), 90067, (310) 201-4100

## Reporting persons
- Ares Management LLC (CIK 0001259313): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 15,858,156; sole dispositive power 0; shared dispositive power 15,858,156; aggregate amount beneficially owned 15,858,156 (6.4% of the class)
  Comment: Limited Liability Company
- ACOF VI Frontier AIV A1, L.P. (CIK 0001862494): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 55,458; sole dispositive power 0; shared dispositive power 55,458; aggregate amount beneficially owned 55,458 (0.02% of the class)
- ACOF VI Frontier AIV A2, L.P. (CIK 0001862499): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 19,888; sole dispositive power 0; shared dispositive power 19,888; aggregate amount beneficially owned 19,888 (0.01% of the class)
- ACOF VI Frontier AIV A3, L.P. (CIK 0001862534): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,640; sole dispositive power 0; shared dispositive power 4,640; aggregate amount beneficially owned 4,640 (0.002% of the class)
- ACOF VI Frontier AIV A4, L.P. (CIK 0001862529): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 60,326; sole dispositive power 0; shared dispositive power 60,326; aggregate amount beneficially owned 60,326 (0.02% of the class)
- ACOF VI Frontier AIV A5, L.P. (CIK 0001862526): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 66,291; sole dispositive power 0; shared dispositive power 66,291; aggregate amount beneficially owned 66,291 (0.03% of the class)
- ACOF VI Frontier AIV A6 L.P. (CIK 0001862483): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 37,124; sole dispositive power 0; shared dispositive power 37,124; aggregate amount beneficially owned 37,124 (0.01% of the class)
- ACOF VI Frontier AIV A7 L.P. (CIK 0001862482): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 67,182; sole dispositive power 0; shared dispositive power 67,182; aggregate amount beneficially owned 67,182 (0.03% of the class)
- ACOF VI Frontier AIV A8 L.P. (CIK 0001862505): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 67,486; sole dispositive power 0; shared dispositive power 67,486; aggregate amount beneficially owned 67,486 (0.03% of the class)
- ACOF VI Frontier AIV A9 L.P. (CIK 0001862533): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 63,375; sole dispositive power 0; shared dispositive power 63,375; aggregate amount beneficially owned 63,375 (0.03% of the class)
- ACOF VI Frontier AIV A10 L.P. (CIK 0001862532): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 20,040; sole dispositive power 0; shared dispositive power 20,040; aggregate amount beneficially owned 20,040 (0.01% of the class)
- ACOF VI Frontier AIV B1 L.P. (CIK 0001862531): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,345,217; sole dispositive power 0; shared dispositive power 3,345,217; aggregate amount beneficially owned 43,345,217 (1.3% of the class)
- ACOF Investment Management LLC (CIK 0001684171): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,807,027; sole dispositive power 0; shared dispositive power 3,807,027; aggregate amount beneficially owned 3,807,027 (1.5% of the class)
  Comment: Limited Liability Company
- ASOF Frontier AIV A1, L.P. (CIK 0001862530): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 64,565; sole dispositive power 0; shared dispositive power 64,565; aggregate amount beneficially owned 64,565 (0.03% of the class)
- ASOF Frontier AIV A2, L.P. (CIK 0001862528): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 11,025; sole dispositive power 0; shared dispositive power 11,025; aggregate amount beneficially owned 11,025 (0.004% of the class)
- ASOF Frontier AIV A3, L.P. (CIK 0001862527): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 508,018; sole dispositive power 0; shared dispositive power 508,018; aggregate amount beneficially owned 508,018 (0.2% of the class)
- ASOF Frontier AIV A4, L.P. (CIK 0001862507): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 172,335; sole dispositive power 0; shared dispositive power 172,335; aggregate amount beneficially owned 172,335 (0.1% of the class)
- ASOF Frontier AIV A5, L.P. (CIK 0001862523): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 102,211; sole dispositive power 0; shared dispositive power 102,211; aggregate amount beneficially owned 102,211 (0.04% of the class)
- ASOF Frontier AIV A6, L.P. (CIK 0001862521): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 178,620; sole dispositive power 0; shared dispositive power 178,620; aggregate amount beneficially owned 178,620 (0.1% of the class)
- ASOF Frontier AIV A7 L.P. (CIK 0001862519): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 176,965; sole dispositive power 0; shared dispositive power 176,965; aggregate amount beneficially owned 176,965 (0.1% of the class)
- ASOF Frontier AIV A8 L.P. (CIK 0001862515): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 145,541; sole dispositive power 0; shared dispositive power 145,541; aggregate amount beneficially owned 145,541 (0.1% of the class)
- ASOF Frontier AIV A9, L.P. (CIK 0001862514): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 220,517; sole dispositive power 0; shared dispositive power 220,517; aggregate amount beneficially owned 220,517 (0.1% of the class)
- ASOF Frontier AIV A10, L.P. (CIK 0001862512): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 158,773; sole dispositive power 0; shared dispositive power 158,773; aggregate amount beneficially owned 158,773 (0.1% of the class)
- ASOF Frontier AIV A11, L.P. (CIK 0001862511): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 149,954; sole dispositive power 0; shared dispositive power 149,954; aggregate amount beneficially owned 149,954 (0.1% of the class)
- ASOF Frontier AIV B1, L.P. (CIK 0001862508): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,868,475; sole dispositive power 0; shared dispositive power 5,868,475; aggregate amount beneficially owned 5,868,475 (2.4% of the class)
- ASOF II Frontier Holdings 1 L.P. (CIK 0001969499): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,003,418; sole dispositive power 0; shared dispositive power 2,003,418; aggregate amount beneficially owned 2,003,418 (0.8% of the class)
- ASOF II Frontier Holdings 2 L.P. (CIK 0001969425): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 96,560; sole dispositive power 0; shared dispositive power 96,560; aggregate amount beneficially owned 96,560 (0.04% of the class)
- ASOF II Frontier Holdings 3 L.P. (CIK 0001969497): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 107,553; sole dispositive power 0; shared dispositive power 107,553; aggregate amount beneficially owned 107,553 (0.04% of the class)
- ASOF II Frontier Holdings 4 L.P. (CIK 0001969484): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 104,240; sole dispositive power 0; shared dispositive power 104,240; aggregate amount beneficially owned 104,240 (0.04% of the class)
- ASOF II Frontier Holdings 5 L.P. (CIK 0001969483): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 103,240; sole dispositive power 0; shared dispositive power 103,240; aggregate amount beneficially owned 103,240 (0.04% of the class)
- ASOF II Frontier Holdings 6 L.P. (CIK 0001969504): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 109,407; sole dispositive power 0; shared dispositive power 109,407; aggregate amount beneficially owned 109,407 (0.04% of the class)
- ASOF II Frontier Holdings 7 L.P. (CIK 0001969508): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 109,675; sole dispositive power 0; shared dispositive power 109,675; aggregate amount beneficially owned 109,675 (0.04% of the class)
- ASOF II A (DE) Frontier Holdings 1 L.P. (CIK 0001969507): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 479,922; sole dispositive power 0; shared dispositive power 479,922; aggregate amount beneficially owned 479,922 (0.2% of the class)
- ASOF II A (DE) Frontier Holdings 2 L.P. (CIK 0001969506): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 17,664; sole dispositive power 0; shared dispositive power 17,664; aggregate amount beneficially owned 17,664 (0.01% of the class)
- ASOF Investment Management LLC (CIK 0001793548): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 10,888,678; sole dispositive power 0; shared dispositive power 10,888,678; aggregate amount beneficially owned 10,888,678 (4.4% of the class)
  Comment: Limited Liability Company
- ASSF IV AIV B Holdings III, L.P. (CIK 0001757327): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 578,698; sole dispositive power 0; shared dispositive power 578,698; aggregate amount beneficially owned 578,698 (0.2% of the class)
- ASSF IV AIV B, L.P. (CIK 0001862592): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,148,763; sole dispositive power 0; shared dispositive power 1,148,763; aggregate amount beneficially owned 1,148,763 (0.5% of the class)
- ASSF Operating Manager IV L.P. (CIK 0001683967): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,148,763; sole dispositive power 0; shared dispositive power 1,148,763; aggregate amount beneficially owned 1,148,763 (0.5% of the class)
- Ares Management Holdings L.P. (CIK 0001536937): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 15,858,156; sole dispositive power 0; shared dispositive power 15,858,156; aggregate amount beneficially owned 15,858,156 (6.4% of the class)
- Ares Holdco LLC (CIK 0001669983): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 15,858,156; sole dispositive power 0; shared dispositive power 15,858,156; aggregate amount beneficially owned 15,858,156 (6.4% of the class)
  Comment: Limited Liability Company
- Ares Management Corporation (CIK 0001176948): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 15,858,156; sole dispositive power 0; shared dispositive power 15,858,156; aggregate amount beneficially owned 15,858,156 (6.4% of the class)
- Ares Voting LLC (CIK 0001761656): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 15,858,156; sole dispositive power 0; shared dispositive power 15,858,156; aggregate amount beneficially owned 15,858,156 (6.4% of the class)
  Comment: Limited Liability Company
- Ares Management GP LLC (CIK 0001620264): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 15,858,156; sole dispositive power 0; shared dispositive power 15,858,156; aggregate amount beneficially owned 15,858,156 (6.4% of the class)
  Comment: Limited Liability Company
- Ares Partners Holdco LLC (CIK 0001620263): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 15,858,156; sole dispositive power 0; shared dispositive power 15,858,156; aggregate amount beneficially owned 15,858,156 (6.4% of the class)
  Comment: Limited Liability Company

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: Frontier Communications Parent, Inc.
Address of issuer's principal executive offices: 1919 McKinney Avenue, Dallas, Texas (TX), 75201
Comment: This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on May 26, 2023 (as amended to date, the "Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of Frontier Communications Parent, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)

The information contained on the cover pages is incorporated by reference to this Item 5.

The percentages on the cover pages are based on 249,701,000 shares of Common Stock outstanding as of February 17, 2025, as disclosed in the Issuer's annual report on Form 10-K filed with the Securities and Exchange Commission on February 20, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained on the cover pages is incorporated by reference to this Item 5.

The amounts reported herein include (i) 55,458 shares held by ACOF VI Frontier AIV A1, L.P.; (ii) 19,888 shares held by ACOF VI Frontier AIV A2, L.P.; (iii) 4,640 shares held by ACOF VI Frontier AIV A3, L.P.; (iv) 60,326 shares held by ACOF VI Frontier AIV A4, L.P.; (v) 66,291 shares held by ACOF VI Frontier AIV A5, L.P.; (vi) 37,124 shares held by ACOF VI Frontier AIV A6, L.P.; (vii) 67,182 shares held by ACOF VI Frontier AIV A7, L.P.; (viii) 67,486 shares held by ACOF VI Frontier AIV A8, L.P.; (ix) 63,375 shares held by ACOF VI Frontier AIV A9, L.P.; (x) 20,040 shares held by ACOF VI Frontier AIV A10, L.P.; (xi) 3,345,217 shares held by ACOF VI Frontier AIV B1, L.P. (together with the foregoing entities, the "ACOF VI Funds"); (xii) 64,565 shares held by ASOF Frontier AIV A1, L.P.; (xiii) 11,025 shares held by ASOF Frontier AIV A2, L.P.; (xiv) 508,018 shares held by ASOF Frontier AIV A3, L.P.; (xv) 172,335 shares held by ASOF Frontier AIV A4, L.P.; (xvi) 102,211 shares held by ASOF Frontier AIV A5, L.P.; (xvii) 178,620 shares held by ASOF Frontier AIV A6, L.P.; (xviii) 176,965 shares held by ASOF Frontier AIV A7, L.P.; (xix) 145,541 shares held by ASOF Frontier AIV A8, L.P.; (xx) 220,517 shares held by ASOF Frontier AIV A9, L.P.; (xxi) 158,773 shares held by ASOF Frontier AIV A10, L.P.; (xxii) 149,954 shares held by ASOF Frontier AIV A11, L.P.; (xxiii) 5,868,475 shares held by ASOF Frontier AIV B1, L.P. (together with the foregoing entities, the "ASOF Funds"); (xxiv) 2,003,418 shares held by ASOF II Frontier Holdings 1 L.P.; (xxv) 96,560 shares held by ASOF II Frontier Holdings 2 L.P.; (xxvi) 107,553 shares held by ASOF II Frontier Holdings 3 L.P.; (xxvii) 104,240 shares held by ASOF II Frontier Holdings 4 L.P.; (xxviii) 103,240 shares held by ASOF II Frontier Holdings 5 L.P.; (xxix) 109,407 shares held by ASOF II Frontier Holdings 6 L.P.; (xxx) 109,675 shares held by ASOF II Frontier Holdings 7 L.P.; (xxxi) 479,922 shares held by ASOF II A (DE) Frontier Holdings 1 L.P.; (xxxii) 17,664 shares held by ASOF II A (DE) Frontier Holdings 2 L.P. (together with the foregoing entities, the "ASOF II Funds"); (xxxiii) 578,698 shares held by ASSF IV AIV B Holdings III, L.P. and (xxxiv) 570,065 shares held by ASSF IV AIV B, L.P. (together with the foregoing entity, the "ASSF Funds"). Also includes 13,688 shares held by accounts managed by Ares Management LLC, with respect to which each of Ares Management Holdings L.P., Ares Holdco LLC, Ares Management Corporation, Ares Voting LLC, Ares Management GP LLC, and Ares Partners Holdco LLC may be deemed to share voting or dispositive power.

Ares Partners Holdco LLC is the sole member of each of Ares Voting LLC and Ares Management GP LLC, which together are the majority shareholders of Ares Management Corporation. Ares Management Corporation is the sole member of Ares Holdco LLC, which is the general partner of Ares Management Holdings LP, which is the sole member of Ares Management LLC, which is (a) the sole member of ACOF Investment Management LLC, which is the manager of the ACOF VI Funds, (b) the sole member of ASOF Investment Management LLC, which is the manager of the ASOF Funds and ASOF II Funds and (c) the general partner of ASSF Operating Manager IV, L.P., which is the manager of the ASSF Funds.

Each of the foregoing entities may be deemed to share beneficial ownership of the securities reported herein, but each disclaims any such beneficial ownership of securities not held of record by them. Ares Partners Holdco LLC is managed by a board of managers, which is composed of Michael J Arougheti, R. Kipp deVeer, David B. Kaplan, Antony P. Ressler and Bennett Rosenthal (collectively, the "Board Members"). Mr. Ressler generally has veto authority over Board Members' decisions. Each of these individuals disclaims beneficial ownership of the securities that may be deemed to be beneficially owned by Ares Partners Holdco LLC.
Transactions in the class effected during the past sixty days:
On March 13, 2025 through March 17, 2025, the Reporting Persons and the accounts managed by Ares Management LLC disposed of an aggregate of 4,947,000 shares of Common Stock in a series of transactions. Details by date, listing the number of shares of Common Stock disposed of and the price per share, are provided below. The Reporting Persons undertake to provide, upon request by the staff of the SEC or the Issuer, full information regarding the number of shares sold at each separate price for each transaction.

March 13, 2025
-Shares Disposed of: 1,000,000
-Price: $35.8690

March 14, 2025
-Shares Disposed of: 1,325,000
-Price: $35.8495

March 17, 2025
-Shares Disposed of: 2,622,000
-Price: $35.8175
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Ares Management LLC: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (03/19/2025)
- ACOF VI Frontier AIV A1, L.P.: By: ACOF Investment Management LLC, its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (03/19/2025)
- ACOF VI Frontier AIV A2, L.P.: By: ACOF Investment Management LLC, its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (03/19/2025)
- ACOF VI Frontier AIV A3, L.P.: By: ACOF Investment Management LLC, its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (03/19/2025)
- ACOF VI Frontier AIV A4, L.P.: By: ACOF Investment Management LLC, its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (03/19/2025)
- ACOF VI Frontier AIV A5, L.P.: By: ACOF Investment Management LLC, its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (03/19/2025)
- ACOF VI Frontier AIV A6 L.P.: By: ACOF Investment Management LLC, its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (03/19/2025)
- ACOF VI Frontier AIV A7 L.P.: By: ACOF Investment Management LLC, its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (03/19/2025)
- ACOF VI Frontier AIV A8 L.P.: By: ACOF Investment Management LLC, its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (03/19/2025)
- ACOF VI Frontier AIV A9 L.P.: By: ACOF Investment Management LLC, its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (03/19/2025)
- ACOF VI Frontier AIV A10 L.P.: By: ACOF Investment Management LLC, its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (03/19/2025)
- ACOF VI Frontier AIV B1 L.P.: By: ACOF Investment Management LLC, its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (03/19/2025)
- ACOF Investment Management LLC: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (03/19/2025)
- ASOF Frontier AIV A1, L.P.: By: ASOF Investment Management LLC, its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (03/19/2025)
- ASOF Frontier AIV A2, L.P.: By: ASOF Investment Management LLC, its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (03/19/2025)
- ASOF Frontier AIV A3, L.P.: By: ASOF Investment Management LLC, its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (03/19/2025)
- ASOF Frontier AIV A4, L.P.: By: ASOF Investment Management LLC, its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (03/19/2025)
- ASOF Frontier AIV A5, L.P.: By: ASOF Investment Management LLC, its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (03/19/2025)
- ASOF Frontier AIV A6, L.P.: By: ASOF Investment Management LLC, its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (03/19/2025)
- ASOF Frontier AIV A7 L.P.: By: ASOF Investment Management LLC, its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (03/19/2025)
- ASOF Frontier AIV A8 L.P.: By: ASOF Investment Management LLC, its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (03/19/2025)
- ASOF Frontier AIV A9, L.P.: By: ASOF Investment Management LLC, its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (03/19/2025)
- ASOF Frontier AIV A10, L.P.: By: ASOF Investment Management LLC, its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (03/19/2025)
- ASOF Frontier AIV A11, L.P.: By: ASOF Investment Management LLC, its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (03/19/2025)
- ASOF Frontier AIV B1, L.P.: By: ASOF Investment Management LLC, its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (03/19/2025)
- ASOF II Frontier Holdings 1 L.P.: By: ASOF Investment Management LLC, its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (03/19/2025)
- ASOF II Frontier Holdings 2 L.P.: By: ASOF Investment Management LLC, its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (03/19/2025)
- ASOF II Frontier Holdings 3 L.P.: By: ASOF Investment Management LLC, its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (03/19/2025)
- ASOF II Frontier Holdings 4 L.P.: By: ASOF Investment Management LLC, its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (03/19/2025)
- ASOF II Frontier Holdings 5 L.P.: By: ASOF Investment Management LLC, its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (03/19/2025)
- ASOF II Frontier Holdings 6 L.P.: By: ASOF Investment Management LLC, its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (03/19/2025)
- ASOF II Frontier Holdings 7 L.P.: By: ASOF Investment Management LLC, its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (03/19/2025)
- ASOF II A (DE) Frontier Holdings 1 L.P.: By: ASOF Investment Management LLC, its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (03/19/2025)
- ASOF II A (DE) Frontier Holdings 2 L.P.: By: ASOF Investment Management LLC, its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (03/19/2025)
- ASOF Investment Management LLC: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (03/19/2025)
- ASSF IV AIV B Holdings III, L.P.: By: ASSF Operating Manager IV, L.P., its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (03/19/2025)
- ASSF IV AIV B, L.P.: By: ASSF Operating Manager IV, L.P., its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (03/19/2025)
- ASSF Operating Manager IV L.P.: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (03/19/2025)
- Ares Management Holdings L.P.: By: Ares Holdco LLC, its general partner, By: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (03/19/2025)
- Ares Holdco LLC: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (03/19/2025)
- Ares Management Corporation: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (03/19/2025)
- Ares Voting LLC: By: Ares Partners Holdco LLC, its sole member, By: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (03/19/2025)
- Ares Management GP LLC: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (03/19/2025)
- Ares Partners Holdco LLC: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (03/19/2025)